UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street, 2nd Floor
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release dated May 1, 2017 of Seanergy Maritime Holdings Corp. (the "Company"), announcing that the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016 has been filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: May 5, 2017
/s/ Stamatios Tsantanis
By: Stamatios Tsantanis Chief Executive Officer

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. ANNOUNCES AVAILABILITY OF ITS 2016 ANNUAL REPORT ON FORM 20-F

May 1, 2017 - Athens Greece – Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today that its Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (the "Annual Report on Form 20-F") has been filed with the U.S. Securities and Exchange Commission. The Annual Report on Form 20-F may also be accessed through the Seanergy Maritime Holdings Corp. website, www.seanergymaritime.com, at the Investor Relations section under Annual Reports.

Shareholders may also request a hard copy of the Annual Report on Form 20-F, free of charge, by contacting the Company's Investor Relations, Capital Link, at:

230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: seanergy@capitallink.com

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is an international shipping company that provides marine dry bulk transportation services through the ownership and operation of dry bulk vessels. The Company currently owns a modern fleet of ten dry bulk carriers, consisting of eight Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,503,369 dwt and an average fleet age of about 8.2 years.

Following the delivery of the newly acquired Capesize vessel, the Company will have a modern fleet of a total of eleven dry bulk carriers, consisting of nine Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,682,582 dwt and an average fleet age of about 8.0 years.

The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares and class A warrants trade on the Nasdaq Capital Market under the symbols "SHIP" and "SHIPW", respectively

Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may," "should," "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com